UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment Regarding Decision on Merger

The information relating to the merger of SK Broadband Co., Ltd. (“SK Broadband”) and Broadband Nowon Co., Ltd. (“Broadband Nowon”) set forth in “Item 8. Merger Timetable,” “Item 9. Appraisal Rights” and “Item 11. Other Important Matters Relating to Investment Decision” of the Form 6-K furnished by SK Telecom Co., Ltd. on March 31, 2022 is amended and replaced as follows, where in each case underlines were added for emphasis on the changes made:

8. Merger Timetable	Scheduled Date of Shareholders’ Meeting		—
	Period for Tendering Existing Shares	From	—
		To	—
	Creditor Objection Period	From	September 3, 2022
		To	October 4, 2022
	Date of Merger		October 5, 2022
	Registration Date of Merger		October 6, 2022
	Issuance Date of New Stock		—

9. Appraisal Rights

As the merger qualifies as and will be carried out as a small scale merger pursuant to Article 527-3 of the Korean Commercial Code (the “KCC”), shareholders of SK Broadband are not entitled to appraisal rights, and the resolution of the board of directors (the “Board”) will substitute the approval by the general meeting of the shareholders. The expected date of Board approval is September 2, 2022.

11. Other Important Matters Relating to Investment Decision

(1) Pursuant to Clause 4 of Article 527-3 of the KCC, if shareholders who own no less than 20 percent of the total issued and outstanding shares of SK Broadband give written notice to SK Broadband of their intent to dissent from the merger within two weeks of receipt of the notice of the small scale merger, the merger cannot be carried out as a small scale merger, in which case SK Broadband will separately decide whether to carry out the merger as a general merger.

(2) Broadband Nowon, as the merger counterparty, will carry out the merger as a short-form merger pursuant to Article 527-2 of the KCC. As the Company, which owns all of the shares of Broadband Nowon, waived its appraisal rights, Broadband Nowon will not grant any appraisal rights in connection with this merger.

(3) The statement of financial information of SK Broadband included in “Merger Counterparty” set forth in Item 7 above are as of December 31, 2021 and have been prepared in accordance with the International Financial Reporting Standards as adopted by Korea. The statements of income amounts reflect the amounts for the period from January 1, 2021 to December 31, 2021. The corresponding amounts have been audited by the external auditors of SK Broadband.

(4) Regarding the merger timetable, the Board resolution and notices will substitute the general meeting of the shareholders to report the closing, which are expected to take place on October 6, 2022.

(5) The “Merger Timetable” set forth in Item 8 above and the related schedules included in this report are estimates as of the date of this report, and are subject to change depending on various factors, including but not limited to, any amendment to applicable laws, obtaining the necessary consents for the merger, the discussion and approval process with relevant authorities and the satisfaction of applicable closing conditions.

(6) The merger agreement may be terminated or amended before the date of the merger if any of the following events occur:

•  The merger parties agree in writing between the date of the merger agreement and the date of the merger to terminate the merger agreement;

•  Any circumstance that has or would reasonably be expected to have a material adverse effect on the property and business conditions of a merger party is identified between the date of the merger agreement and the date of the merger;

•  Shareholders who own no less than 20 percent of the total issued and outstanding shares of SK Broadband give written notice to SK Broadband of their intent to dissent from the merger within two weeks of receipt of the notice of the merger; or

•  The merger parties fail to obtain necessary government approvals relating to the merger that are required to be obtained prior to the date of the merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: August 16, 2022

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